SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 1-14926

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 3, 2010

KT Corporation

By:	/s/ THOMAS BUM JOON KIM
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ YOUNG JIN KIM
Name:	Young Jin Kim
Title:	Director

April 30, 2010

1st Quarter 2010

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KT)

Disclaimer

This material contains estimated information of unaudited preliminary financial and operating data of KT Corporation (“KT” or “the company”) for the first quarter of 2010 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report for 2010 first quarter will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) on May 17, 2010.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT.

Tel : 82-31-727-1911~3

Fax : 82-31-727-0159

E-mail: ir@kt.com

2010 1Q KT Earnings Release - KGAAP version

This material contains the financial statements of the merged entity prepared in accordance with Korean GAAP.

Note that all financial results before June 1, 2009 (merger date) are of KT before the merger.

1.	Financial Highlights	(unit : KRW bn)

A.	Income Statement	’10-1Q	’09-1Q	YoY	’10-1Q	’09-4Q	QoQ
	Operating Revenue	4,822.2	2,773.1	73.9%	4,822.2	4,747.6	1.6%
	Service Revenue	3,836.2	2,593.9	47.9%	3,836.2	3,893.2	-1.5%
	Sales of Merchandise	986.0	179.2	450.3%	986.0	854.4	15.4%
	☐ Wireless	2,577.9	336.0	667.3%	2,577.9	2,468.2	4.4%
	☐ Telephone	1,120.6	1,264.5	-11.4%	1,120.6	1,150.8	-2.6%
	☐ Internet	665.6	642.3	3.6%	665.6	648.5	2.6%
	☐ Data	329.2	417.3	-21.1%	329.2	322.7	2.0%
	☐ Real estate	50.9	65.3	-22.1%	50.9	76.7	-33.6%
	☐ Others	78.1	47.7	63.5%	78.1	80.8	-3.4%

	Operating Expense	4,269.6	2,388.6	78.7%	4,269.6	5,297.1	-19.4%
	☐ Labor expense	611.7	598.2	2.3%	611.7	1,498.5	-59.2%
	☐ Commission	314.9	207.3	51.9%	314.9	346.7	-9.2%
	☐ Sales promotion	265.8	61.3	333.9%	265.8	275.4	-3.5%
	☐ Sales commission	430.2	171.8	150.4%	430.2	398.4	8.0%
	☐ Bad debt expense	24.9	15.6	59.5%	24.9	15.7	58.2%
	☐ Depreciation & Amortization	695.6	485.0	43.4%	695.6	857.7	-18.9%
	☐ Advertising	40.9	8.4	385.7%	40.9	43.9	-6.8%
	☐ Repair & Maintenance	24.4	17.3	41.0%	24.4	55.0	-55.6%
	☐ Cost of goods sold	955.6	127.2	651.5%	955.6	828.1	15.4%
	☐ Cost of service provided	549.7	456.0	20.5%	549.7	574.8	-4.4%
	☐ Research & Development	58.5	43.8	33.6%	58.5	80.5	-27.3%
	☐ Activation, Installation & A/S cost	87.2	73.1	19.4%	87.2	97.8	-10.8%
	☐ Others	210.0	123.8	69.6%	210.0	224.7	-6.5%

	Operating Income	552.7	384.5	43.7%	552.7	-549.5	TB
	EBITDA	1,248.3	869.4	43.6%	1,248.3	308.2	305.1%

	Non-operating Income	228.6	225.1	1.5%	228.6	152.2	50.2%
	Non-operating Expense	303.2	434.1	-30.1%	303.2	236.0	28.5%

	Income before Income Taxes	478.0	175.5	172.3%	478.0	-633.3	TB
	Income tax	105.5	36.0	193.2%	105.5	-202.8

	Net Income	372.5	139.6	166.9%	372.5	-430.5	TB

B.	Balance Sheet	’10-1Q	’09-1Q	YoY	’10-1Q	’09-4Q	QoQ
	Total Assets	23,662.8	18,841.8	25.6%	23,662.8	24,342.5	-2.8%
	☐ Current assets	6,057.0	4,208.1	43.9%	6,057.0	6,474.6	-6.4%
	O Quick assets	5,510.2	4,042.5	36.3%	5,510.2	5,867.8	-6.1%
	- Cash & cash equivalents	1,054.6	1,763.0	-40.2%	1,054.6	1,574.6	-33.0%
	- Accounts receivables	3,677.9	1,734.0	112.1%	3,677.9	3,491.1	5.4%
	O Inventories	546.8	165.6	230.2%	546.8	606.8	-9.9%
	☐ Non-current assets	17,605.8	14,633.7	20.3%	17,605.8	17,867.9	-1.5%
	O Investment	1,395.2	3,542.2	-60.6%	1,395.2	1,274.7	9.5%
	- Investment stocks accounted in equity method	1,201.2	3,490.0	-65.6%	1,201.2	1,081.0	11.1%
	- Available-for-sale securities	57.0	18.0	216.2%	57.0	60.3	-5.3%
	O Tangible assets	13,834.7	10,107.4	36.9%	13,834.7	14,203.8	-2.6%
	O Intangible assets	1,127.4	361.9	211.5%	1,127.4	1,206.6	-6.6%
	O Others	1,248.4	622.2	100.6%	1,248.4	1,182.8	5.5%
	Total Liabilities	13,388.1	10,310.5	29.9%	13,388.1	13,944.2	-4.0%
	☐ Current liabilities	5,580.5	2,686.4	107.7%	5,580.5	5,684.3	-1.8%
	O Current portion of LT debt	1,387.3	629.0	120.6%	1,387.3	1,024.7	35.4%
	O Current portion of LT accrued payables	162.6	0.0		162.6	148.5	9.4%
	O Accounts payable	1,181.2	491.8	140.2%	1,181.2	1,350.1	-12.5%
	O Others	2,849.5	1,565.7	82.0%	2,849.5	3,160.9	-9.9%
	☐ Non-current liabilities	7,807.6	7,624.1	2.4%	7,807.6	8,259.9	-5.5%
	O Bonds	6,454.0	6,218.4	3.8%	6,454.0	6,739.1	-4.2%
	O Long-term borrowings	60.1	25.7	133.7%	60.1	63.1	-4.8%
	O Long-term accounts payables	0.0	0.0		0.0	160.8	-100.0%
	O Installation deposit	674.8	763.1	-11.6%	674.8	696.7	-3.1%
	O Others	618.6	616.8	0.3%	618.6	600.2	3.1%
	Total Stockholders’ Equity	10,274.6	8,531.4	20.4%	10,274.6	10,398.3	-1.2%
	☐ Common stock	1,564.5	1,561.0	0.2%	1,564.5	1,564.5	0.0%
	☐ Capital surplus	1,448.6	1,440.6	0.6%	1,448.6	1,448.6	0.0%
	☐ Retained earnings	8,572.5	9,727.4	-11.9%	8,572.5	9,595.5	-10.7%
	☐ Capital adjustment	-1,276.5	-4,158.3	-69.3%	-1,276.5	-2,165.7	-41.1%
	O Treasury stock	-956.2	-3,989.2	-76.0%	-956.2	-956.2	0.0%
	O Gain/loss on disposal of treasury stock	0.0	0.0		0.0	-890.7	-100.0%
	☐ Accumulated Other Comprehensive Income	-34.4	-39.3	-12.6%	-34.4	-44.5	-22.8%
	Total interesting bearing debt	8,349.0	6,913.3	20.8%	8,349.0	8,136.3	2.6%
	Net debt	7,131.8	5,150.3	38.5%	7,131.8	6,252.4	14.1%
	Net debt (including LT A/P)	7,294.4	5,150.3	41.6%	7,294.4	6,561.7	11.2%
	Debt/ equity ratio	130.3%	120.9%	9.4%p	130.3%	134.1%	-3.8%p
	Net debt/ equity ratio	69.4%	60.4%	9.0%p	69.4%	60.1%	9.3%p
	Net debt/ equity ratio (including LT A/P)	71.0%	60.4%	10.6%p	71.0%	63.1%	7.9%p

2.	Operating Results	(unit : KRW bn)

A.	Wireless Revenue	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	☐ Service revenue	1,683.4	230.3	630.8%	1,683.4	1,695.3	-0.7%
	O Monthly base fee	601.1	126.0	377.0%	601.1	577.7	4.1%
	O Airtime charge	414.1	70.8	485.2%	414.1	436.5	-5.2%
	O VAS / others	53.9	6.2	767.5%	53.9	58.9	-8.5%
	O Wireless data	332.0	17.2	1828.7%	332.0	319.1	4.0%
	O Interconnection revenue	212.4	0.0		212.4	214.8	-1.1%
	O Others	69.9	10.1	602.6%	69.9	88.2	-20.8%
	☐ Handset sales	894.5	105.6	746.9%	894.5	772.9	15.7%
		2,577.9	336.0	667.3%	2,577.9	2,468.2	4.4%

B.	Telephone Revenue	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	☐ Subscriber connection	277.7	320.0	-13.2%	277.7	285.8	-2.9%
	O Activation & Installation fee	7.5	9.3	-18.8%	7.5	8.1	-7.1%
	O Monthly base fee	223.5	255.5	-12.5%	223.5	232.0	-3.7%
	O Interconnection	46.6	55.2	-15.5%	46.6	45.7	2.0%
	☐ Local	171.2	203.1	-15.7%	171.2	164.0	4.4%
	O Local airtime charge	101.8	126.3	-19.4%	101.8	105.7	-3.7%
	O Local interconnection	19.2	21.6	-11.1%	19.2	19.1	0.5%
	O Others	50.2	55.2	-9.0%	50.2	39.3	27.9%
	☐ Domestic long distance	96.0	123.0	-22.0%	96.0	103.1	-6.9%
	O DLD airtime charge	91.2	117.6	-22.4%	91.2	98.4	-7.3%
	O DLD interconnection	4.6	5.2	-12.4%	4.6	4.5	0.7%
	O Others	0.2	0.2	-19.6%	0.2	0.2	-12.9%
	☐ LM revenue	249.4	305.2	-18.3%	249.4	266.4	-6.4%
	☐ International long distance	28.5	35.3	-19.3%	28.5	31.9	-10.7%
	☐ International long distance settlement	39.0	63.5	-38.6%	39.0	47.0	-17.1%
	☐ VoIP	87.0	41.5	109.7%	87.0	81.4	6.8%
	☐ VAS	85.4	77.0	10.9%	85.4	83.6	2.1%
	☐ Public phones & 114 service	37.4	44.5	-15.8%	37.4	38.1	-1.7%
	☐ Others	49.0	51.5	-4.7%	49.0	49.4	-0.7%
		1,120.6	1,264.5	-11.4%	1,120.6	1,150.8	-2.6%

C.	Internet Revenue	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	Internet Access	511.5	519.5	-1.5%	511.5	505.1	1.3%
	☐ Broadband	465.0	485.0	-4.1%	465.0	463.1	0.4%
	☐ Nespot	5.1	6.5	-21.6%	5.1	5.4	-5.8%
	☐ WiBro	40.4	27.5	46.9%	40.4	35.4	14.3%
	☐ Others	1.0	0.5	113.2%	1.0	1.2	-12.6%
	Internet Application	154.1	122.8	25.5%	154.1	143.4	7.5%
	☐ IDC	57.4	50.8	12.9%	57.4	59.5	-3.6%
	☐ bizmeka	45.1	33.1	36.3%	45.1	32.8	37.4%
	☐ IPTV	34.5	19.9	73.8%	34.5	33.3	3.6%
	☐ Others	17.1	19.0	-10.2%	17.1	17.7	-3.6%
		665.6	642.3	3.6%	665.6	648.5	2.6%

D.	Data Revenue	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	☐ Leased line	184.5	277.9	-33.6%	184.5	186.2	-0.9%
	O Local	76.6	115.2	-33.6%	76.6	77.0	-0.6%
	O Domestic long distance	71.0	85.1	-16.7%	71.0	65.7	8.0%
	O International long distance	4.3	6.3	-32.5%	4.3	6.4	-33.4%
	O Broadcasting & others	32.7	71.3	-54.1%	32.7	37.1	-11.7%
	☐ Kornet	63.5	63.7	-0.3%	63.5	59.9	6.1%
	☐ VPN	24.4	16.9	43.9%	24.4	22.8	7.1%
	☐ National network ATM	7.8	21.7	-64.1%	7.8	10.3	-24.5%
	☐ Satellite	34.0	26.8	26.9%	34.0	26.6	27.8%
	☐ Others	14.9	10.2	46.2%	14.9	17.0	-12.0%
		329.2	417.3	-21.1%	329.2	322.7	2.0%

E.	Operating Expense	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	Labor Expense	611.7	598.2	2.3%	611.7	1,498.5	-59.2%
	☐ Salaries & wages	462.1	445.2	3.8%	462.1	478.2	-3.3%
	☐ Provision for retirement	76.1	40.2	89.2%	76.1	905.2	-91.6%
	☐ Employee welfare	73.5	112.8	-34.9%	73.5	115.2	-36.2%
	Commission	314.9	207.3	51.9%	314.9	346.7	-9.2%
	Sales Promotion	265.8	61.3	333.9%	265.8	275.4	-3.5%
	Sales Commission	430.2	171.8	150.4%	430.2	398.4	8.0%
	Bad Debt Expenses	24.9	15.6	59.5%	24.9	15.7	58.2%
	Depreciation & Amortization	695.6	485.0	43.4%	695.6	857.7	-18.9%
	Advertising	40.9	8.4	385.7%	40.9	43.9	-6.8%
	Repair & Maintenance	24.4	17.3	41.0%	24.4	55.0	-55.6%
	Cost of Goods Sold	955.6	127.2	651.5%	955.6	828.1	15.4%
	☐ Cost of mobile handset sold	871.5	54.4	1502.9%	871.5	724.2	20.3%
	☐ Others	84.1	72.8	15.5%	84.1	103.9	-19.1%
	Cost of Service Provided	549.7	456.0	20.5%	549.7	574.8	-4.4%
	☐ Cost of service	142.0	210.6	-32.6%	142.0	150.9	-5.9%
	☐ International long distance settlement cost	70.4	60.3	16.7%	70.4	65.2	8.0%
	☐ Interconnection expense	298.0	165.2	80.4%	298.0	306.3	-2.7%
	☐ Others	39.2	20.0	96.3%	39.2	52.4	-25.1%
	Research & Development	58.5	43.8	33.6%	58.5	80.5	-27.3%
	Activation, Installation & A/S Cost	87.2	73.1	19.4%	87.2	97.8	-10.8%
	Others	210.0	123.8	69.6%	210.0	224.7	-6.5%
		4,269.6	2,388.6	78.7%	4,269.6	5,297.1	-19.4%

	¢ Marketing Cost	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	☐ Sales Promotion	265.8	61.3	333.9%	265.8	275.4	-3.5%
	☐ Sales Commission	430.2	171.8	150.4%	430.2	398.4	8.0%
	☐ Advertising	40.9	8.4	385.7%	40.9	43.9	-6.8%
	(Profits from mobile handset sold)	-22.9	-51.2	-55.2%	-22.9	-48.7	-52.9%
		714.1	190.2	275.4%	714.1	669.0	6.7%

	¢ Interconnection Expenses	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	O MM	170.1	0.0		170.1	176.8	-3.8%
	O ML	7.2	0.0		7.2	7.6	-5.3%
	O LM	95.2	144.6	-34.2%	95.2	99.1	-3.9%
	O Others	25.4	20.5	23.9%	25.4	22.8	11.7%
		298.0	165.2	80.4%	298.0	306.3	-2.7%

F.	Non-operating	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	☐ Interest Income	24.5	26.0	-5.6%	24.5	38.3	-35.9%
	☐ Gain on foreign currency transaction	3.1	14.6	-78.6%	3.1	5.7	-45.6%
	☐ Gain on foreign currency translation	94.2	18.1	420.5%	94.2	55.0	71.2%
	☐ Gain on Equity Method	23.4	57.2	-59.1%	23.4	38.1	-38.6%
	☐ Gain on disposal of tangible assets	10.6	0.4	2295.0%	10.6	1.8	488.4%
	☐ Others	72.7	108.8	-33.1%	72.7	13.2	450.9%
	Non-operating Income	228.6	225.1	1.5%	228.6	152.2	50.2%
	☐ Interest Expense	135.1	98.1	37.7%	135.1	132.2	2.2%
	☐ Loss on foreign currency transaction	4.0	12.2	-67.3%	4.0	6.9	-42.4%
	☐ Loss on foreign currency translation	5.7	242.4	-97.6%	5.7	-2.6	-319.0%
	☐ Loss on Equity Method	15.9	23.8	-33.1%	15.9	10.4	53.1%
	☐ Loss on disposal of tangible assets	21.8	4.9	347.2%	21.8	53.8	-59.5%
	☐ Others	120.6	52.7	128.7%	120.6	35.2	242.6%
	Non-operating Expense	303.2	434.1	-30.1%	303.2	236.0	28.5%

[Attachment] 2010 1Q KT Earnings Release - Guidance version

The unaudited business and financial results of the merged company contained in this material prepared in accordance with Korean GAAP is for the sole convenience of investors and analysts.

1.	Financial Highlights	(unit : KRW bn)

A.	Income Statement	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	Operating Revenue	4,822.2	4,514.5	6.8%	4,822.2	4,747.6	1.6%
	Service Revenue	3,836.2	3,787.7	1.3%	3,836.2	3,893.2	-1.5%
	Sales of Merchandise	986.0	726.8	35.7%	986.0	854.4	15.4%
	☐ Wireless	2,577.9	2,183.0	18.1%	2,577.9	2,468.2	4.4%
	☐ Telephone	1,120.6	1,239.9	-9.6%	1,120.6	1,150.8	-2.6%
	☐ Internet	665.6	640.7	3.9%	665.6	648.5	2.6%
	☐ Data	329.2	335.5	-1.9%	329.2	322.7	2.0%
	☐ Real estate	50.9	69.1	-26.4%	50.9	76.7	-33.6%
	☐ Others	78.1	46.2	69.1%	78.1	80.8	-3.4%

	Operating Expense	4,269.6	3,916.3	9.0%	4,269.6	5,297.1	-19.4%
	☐ Labor expense	611.7	660.0	-7.3%	611.7	1,498.5	-59.2%
	☐ Commission	314.9	299.5	5.2%	314.9	346.7	-9.2%
	☐ Sales promotion	265.8	194.1	36.9%	265.8	275.4	-3.5%
	☐ Sales commission	430.2	503.9	-14.6%	430.2	398.4	8.0%
	☐ Bad debt expense	24.9	35.1	-29.1%	24.9	15.7	58.2%
	☐ Depreciation & Amortization	695.6	775.3	-10.3%	695.6	857.7	-18.9%
	☐ Advertising	40.9	26.3	55.4%	40.9	43.9	-6.8%
	☐ Repair & Maintenance	24.4	27.8	-12.3%	24.4	55.0	-55.6%
	☐ Cost of goods sold	955.6	568.0	68.2%	955.6	828.1	15.4%
	☐ Cost of service provided	549.7	493.6	11.4%	549.7	574.8	-4.4%
	☐ Research & Development	58.5	44.9	30.4%	58.5	80.5	-27.3%
	☐ Activation, Installation & A/S cost	87.2	73.1	19.4%	87.2	97.8	-10.8%
	☐ Others	210.0	214.8	-2.2%	210.0	224.7	-6.5%

	Operating Income	552.7	598.2	-7.6%	552.7	-549.5	TB
	EBITDA	1,248.3	1,373.5	-9.1%	1,248.3	308.2	305.1%

	Non-operating Income	228.6	252.2	-9.4%	228.6	152.2	50.2%
	Non-operating Expense	303.2	561.1	-46.0%	303.2	236.0	28.5%

	Income before Income Taxes	478.0	289.3	65.2%	478.0	-633.3	TB
	Income tax	105.5	91.6	15.2%	105.5	-185.0

	Net Income	372.5	197.7	88.4%	372.5	-448.3	TB

		‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	CAPEX	480.8	299.5	60.6%	480.8	1,471.6	-67.3%

B.	Balance Sheet	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	Total Assets	23,662.8	24,385.8	-3.0%	23,662.8	24,342.5	-2.8%
	☐ Current assets	6,057.0	6,454.7	-6.2%	6,057.0	6,474.6	-6.4%
	O Quick assets	5,510.2	6,062.3	-9.1%	5,510.2	5,867.8	-6.1%
	- Cash & cash equivalents	1,054.6	2,291.1	-54.0%	1,054.6	1,574.6	-33.0%
	- Accounts receivables	3,677.9	3,010.3	22.2%	3,677.9	3,491.1	5.4%
	O Inventories	546.8	392.3	39.4%	546.8	606.8	-9.9%
	☐ Non-current assets	17,605.8	17,931.2	-1.8%	17,605.8	17,867.9	-1.5%
	O Investment	1,395.2	1,228.8	13.5%	1,395.2	1,274.7	9.5%
	- Investment stocks accounted in equity method	1,201.2	899.3	33.6%	1,201.2	1,081.0	11.1%
	- Available-for-sale securities	57.0	242.1	-76.4%	57.0	60.3	-5.3%
	O Tangible assets	13,834.7	14,173.4	-2.4%	13,834.7	14,203.8	-2.6%
	O Intangible assets	1,127.4	1,278.1	-11.8%	1,127.4	1,206.6	-6.6%
	O Others	1,248.4	1,250.8	-0.2%	1,248.4	1,182.8	5.5%
	Total Liabilities	13,388.1	13,796.8	-3.0%	13,388.1	13,944.2	-4.0%
	☐ Current liabilities	5,580.5	4,825.3	15.7%	5,580.5	5,684.3	-1.8%
	O Current portion of LT debt	1,387.3	1,113.9	24.5%	1,387.3	1,024.7	35.4%
	O Current portion of LT accrued payables	162.6	143.4	13.4%	162.6	148.5	9.4%
	O Accounts payable	1,181.2	786.0	50.3%	1,181.2	1,350.1	-12.5%
	O Others	2,849.5	2,782.0	2.4%	2,849.5	3,160.9	-9.9%
	☐ Non-current liabilities	7,807.6	8,971.5	-13.0%	7,807.6	8,259.9	-5.5%
	O Bonds	6,454.0	7,225.6	-10.7%	6,454.0	6,739.1	-4.2%
	O Long-term borrowings	60.1	108.4	-44.5%	60.1	63.1	-4.8%
	O Long-term accounts payables	0.0	155.5	-100.0%	0.0	160.8	-100.0%
	O Installation deposit	674.8	763.1	-11.6%	674.8	696.7	-3.1%
	O Others	618.6	719.1	-14.0%	618.6	600.2	3.1%
	Total Stockholders’ Equity	10,274.6	10,589.0	-3.0%	10,274.6	10,398.3	-1.2%
	☐ Common stock	1,564.5	1,564.5	0.0%	1,564.5	1,564.5	0.0%
	☐ Capital surplus	1,448.6	1,440.6	0.6%	1,448.6	1,448.6	0.0%
	☐ Retained earnings	8,572.5	9,727.4	-11.9%	8,572.5	9,595.5	-10.7%
	☐ Capital adjustment	-1,276.5	-2,099.0	-39.2%	-1,276.5	-2,165.7	-41.1%
	O Treasury stock	-956.2	-1,552.5	-38.4%	-956.2	-956.2	0.0%
	O Gain/loss on disposal of treasury stock	0.0	-791.7	-100.0%	0.0	-890.7	-100.0%
	☐ Accumulated Other Comprehensive Income	-34.4	-44.6	-22.9%	-34.4	-44.5	-22.8%
	Total interesting bearing debt	8,349.0	9,146.7	-8.7%	8,349.0	8,136.3	2.6%
	Net debt	7,131.8	6,556.7	8.8%	7,131.8	6,252.4	14.1%
	Net debt (including LT A/P)	7,294.4	6,855.6	6.4%	7,294.4	6,561.7	11.2%
	Debt/ equity ratio	130.3%	130.3%	0.0%p	130.3%	134.1%	-3.8%p
	Net debt/ equity ratio	69.4%	61.9%	7.5%p	69.4%	60.1%	9.3%p
	Net debt/ equity ratio (including LT A/P)	71.0%	64.7%	6.3%p	71.0%	63.1%	7.9%p

2. Operating Results	(unit : KRW bn)

A.	Wireless Revenue	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	☐ Service revenue	1,683.4	1,528.9	10.1%	1,683.4	1,695.3	-0.7%
	O Monthly base fee	601.1	539.5	11.4%	601.1	577.7	4.1%
	O Airtime charge	414.1	406.0	2.0%	414.1	436.5	-5.2%
	O VAS / others	53.9	65.6	-17.8%	53.9	58.9	-8.5%
	O Wireless data	332.0	275.4	20.6%	332.0	319.1	4.0%
	O Interconnection revenue	212.4	198.1	7.2%	212.4	214.8	-1.1%
	O Activation fee	31.3	27.0	15.9%	31.3	23.7	32.2%
	O Others	38.6	17.2	123.8%	38.6	64.5	-40.3%
	☐ Handset sales	894.5	654.2	36.7%	894.5	772.9	15.7%
		2,577.9	2,183.0	18.1%	2,577.9	2,468.2	4.4%

	O Monthly base fee	Subscriber growth and increasing high monthly fee subscribers such as Smartphone users resulted in healthy QoQ and YoY growth.

	O Airtime charge	Expanded discounts and seasonality caused QoQ drop.

	O Wireless data usage	Bolstered data usage from increasing adoption of Smartphones led to QoQ and YoY growth.

	O Handset sales	Increased subscriber gross addition and Smartphone sales caused handset sales growth.

B.	Telephone Revenue	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	☐ Subscriber connection	277.7	304.7	-8.9%	277.7	285.8	-2.9%
	O Activation & Installation fee	7.5	9.3	-18.8%	7.5	8.1	-7.1%
	O Monthly base fee	223.5	255.4	-12.5%	223.5	232.0	-3.7%
	O Interconnection	46.6	40.1	16.4%	46.6	45.7	2.0%
	☐ Local	171.2	197.6	-13.4%	171.2	164.0	4.4%
	O Local airtime charge	101.8	126.3	-19.4%	101.8	105.7	-3.7%
	O Local interconnection	19.2	17.4	10.4%	19.2	19.1	0.5%
	O Others	50.2	53.9	-6.9%	50.2	39.3	27.9%
	☐ Domestic long distance	96.0	123.8	-22.5%	96.0	103.1	-6.9%
	O DLD airtime charge	91.2	117.6	-22.4%	91.2	98.4	-7.3%
	O DLD interconnection	4.6	6.0	-24.0%	4.6	4.5	0.7%
	O Others	0.2	0.2	-19.6%	0.2	0.2	-12.9%
	☐ LM revenue	249.4	305.1	-18.2%	249.4	266.4	-6.4%
	☐ International long distance	28.5	35.3	-19.3%	28.5	31.9	-10.7%
	☐ International long distance settlement	39.0	63.5	-38.6%	39.0	47.0	-17.1%
	☐ VoIP	87.0	41.5	109.8%	87.0	81.4	6.8%
	☐ VAS	85.4	74.5	14.6%	85.4	83.6	2.1%
	☐ Public phones & 114 service	37.4	42.4	-11.8%	37.4	38.1	-1.7%
	☐ Others	49.0	51.4	-4.7%	49.0	49.4	-0.7%
		1,120.6	1,239.9	-9.6%	1,120.6	1,150.8	-2.6%

	O Local	QoQ growth attributed by reflection of USF (Universal Service Fund) in the previous quarter.

	O DLD & LM	Declined PSTN subscribers led to YoY drop.

	O VoIP	Rapidly rising subscribers resulted in 110% YoY and 6.8% QoQ growth.

C.	Internet Revenue	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	Internet Access	511.5	518.2	-1.3%	511.5	505.1	1.3%
	☐ Broadband	465.0	483.8	-3.9%	465.0	463.1	0.4%
	☐ Nespot	5.1	6.5	-21.6%	5.1	5.4	-5.8%
	☐ WiBro	40.4	27.4	47.6%	40.4	35.4	14.3%
	☐ Others	1.0	0.5	113.2%	1.0	1.2	-12.6%
	Internet Application	154.1	122.5	25.8%	154.1	143.4	7.5%
	☐ IDC	57.4	50.6	13.4%	57.4	59.5	-3.6%
	☐ bizmeka	45.1	33.0	36.5%	45.1	32.8	37.4%
	☐ IPTV	34.5	19.9	73.8%	34.5	33.3	3.6%
	☐ Others	17.1	19.0	-10.2%	17.1	17.7	-3.6%
		665.6	640.7	3.9%	665.6	648.5	2.6%

	O Broadband	Despite ARPU erosion from increasing discounts to bundling and long-term contract subscribers, subscriber expansion led to positive growth.

	O WiBro	Stable growth from rising subscribers.

	O IPTV	Expanding subscriber base resulted in healthy growth.

D.	Data Revenue	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	☐ Leased line	184.5	197.3	-6.5%	184.5	186.2	-0.9%
	O Local	76.6	77.1	-0.7%	76.6	77.0	-0.6%
	O Domestic long distance	71.0	63.0	12.5%	71.0	65.7	8.0%
	O International long distance	4.3	6.3	-31.9%	4.3	6.4	-33.4%
	O Broadcasting & others	32.7	50.9	-35.7%	32.7	37.1	-11.7%
	☐ Kornet	63.5	63.3	0.4%	63.5	59.9	6.1%
	☐ VPN	24.4	16.2	50.3%	24.4	22.8	7.1%
	☐ National network ATM	7.8	21.7	-64.1%	7.8	10.3	-24.5%
	☐ Satellite	34.0	26.8	27.0%	34.0	26.6	27.8%
	☐ Others	14.9	10.2	46.2%	14.9	17.0	-12.0%
		329.2	335.5	-1.9%	329.2	322.7	2.0%

	O Data	Slightly increased QoQ due to leased line sales growth.

E.	Operating Expense	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	Labor Expense	611.7	660.0	-7.3%	611.7	1,498.5	-59.2%
	☐ Salaries & wages	462.1	494.1	-6.5%	462.1	478.2	-3.3%
	☐ Provision for retirement	76.1	45.0	69.1%	76.1	905.2	-91.6%
	☐ Employee welfare	73.5	120.9	-39.2%	73.5	115.2	-36.2%
	Commission	314.9	299.5	5.2%	314.9	346.7	-9.2%
	Sales Promotion	265.8	194.1	36.9%	265.8	275.4	-3.5%
	Sales Commission	430.2	503.9	-14.6%	430.2	398.4	8.0%
	Bad Debt Expenses	24.9	35.1	-29.1%	24.9	15.7	58.2%
	Depreciation & Amortization	695.6	775.3	-10.3%	695.6	857.7	-18.9%
	Advertising	40.9	26.3	55.4%	40.9	43.9	-6.8%
	Repair & Maintenance	24.4	27.8	-12.3%	24.4	55.0	-55.6%
	Cost of Goods Sold	955.6	568.0	68.2%	955.6	828.1	15.4%
	☐ Cost of mobile handset sold	871.5	495.3	76.0%	871.5	724.2	20.3%
	☐ Others	84.1	72.8	15.5%	84.1	103.9	-19.1%
	Cost of Service Provided	549.7	493.6	11.4%	549.7	574.8	-4.4%
	☐ Cost of service	142.0	121.0	17.4%	142.0	150.9	-5.9%
	☐ International long distance settlement cost	70.4	70.5	-0.1%	70.4	65.2	8.0%
	☐ Interconnection expense	298.0	272.9	9.2%	298.0	306.3	-2.7%
	☐ Others	39.2	29.2	34.6%	39.2	52.4	-25.1%
	Research & Development	58.5	44.9	30.4%	58.5	80.5	-27.3%
	Activation, Installation & A/S Cost	87.2	73.1	19.4%	87.2	97.8	-10.8%
	Others	210.0	214.8	-2.2%	210.0	224.7	-6.5%
		4,269.6	3,916.3	9.0%	4,269.6	5,297.1	-19.4%

	O Labor Expense	Declined 59.2% QoQ and 7.3% YoY because of ERP impact in 4Q09. Provision for retirement rose YoY because of voluntary retirements in the company management.

	O Commission	Fell 9.2% QoQ due to payments for completed outsourcing projects in 4Q09. Rose 5.2% YoY because of added system installation from the merger.

	O Depreciation & Amortization	Falling Capex led to shrinking depreciation charges.

	O Cost of Goods Sold	Rise in mobile subscriber gross addition and ballooning sales of expensive handsets such as Smartphones caused YoY and QoQ increase.

	¢ Marketing Cost	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	☐ Sales Promotion	265.8	194.1	36.9%	265.8	275.4	-3.5%
	☐ Sales Commission	430.2	503.9	-14.6%	430.2	398.4	8.0%
	☐ Advertising	40.9	26.3	55.4%	40.9	43.9	-6.8%
	(Profits from mobile handset sold)	-22.9	-158.9	-85.6%	-22.9	-48.7	-52.9%
		714.1	565.4	26.3%	714.1	669.0	6.7%

	¢ Interconnection Expenses	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	O MM	170.1	150.8	12.8%	170.1	176.8	-3.8%
	O ML	7.2	6.4	12.2%	7.2	7.6	-5.3%
	O LM	95.2	98.9	-3.7%	95.2	99.1	-3.9%
	O Others	25.4	16.8	51.3%	25.4	22.8	11.7%
		298.0	272.9	9.2%	298.0	306.3	-2.7%

      * Interconnection expenses may not move proportionally to voice traffic due to difference in estimation.

F.	Non-operating	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ
	☐ Interest Income	24.5	37.8	-35.2%	24.5	38.3	-35.9%
	☐ Gain on foreign currency transaction	3.1	15.1	-79.3%	3.1	5.7	-45.6%
	☐ Gain on foreign currency translation	94.2	18.4	412.3%	94.2	55.0	71.2%
	☐ Gain on Equity Method	23.4	19.4	20.8%	23.4	38.1	-38.6%
	☐ Gain on disposal of tangible assets	10.6	0.5	2029.6%	10.6	1.8	488.4%
	☐ Others	72.7	161.1	-54.9%	72.7	13.2	450.9%
	Non-operating Income	228.6	252.2	-9.4%	228.6	152.2	50.2%
	☐ Interest Expense	135.1	130.5	3.5%	135.1	132.2	2.2%
	☐ Loss on foreign currency transaction	4.0	13.3	-70.1%	4.0	6.9	-42.4%
	☐ Loss on foreign currency translation	5.7	288.1	-98.0%	5.7	-2.6	-319.0%
	☐ Loss on Equity Method	15.9	54.2	-70.6%	15.9	10.4	53.1%
	☐ Loss on disposal of tangible assets	21.8	17.4	25.1%	21.8	53.8	-59.5%
	☐ Others	120.6	57.5	109.8%	120.6	35.2	242.6%
	Non-operating Expense	303.2	561.1	-46.0%	303.2	236.0	28.5%

	O Interest Income	Reduced cash and cash equivalents from ERP expenses and debt payments resulted in diminishing interest income.

	O FX related accounts	Stabilized Korean currency led to improvement in these accounts.

3.		Operating Highlights

	1.	Fixed-Line (‘000)	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ

	(1)	Telephony	19,586	19,972	-1.9%	19,586	19,753	-0.8%
		(PSTN)	17,614	19,468	-9.5%	17,614	18,052	-2.4%
		Local	16,633	18,483	-10.0%	16,633	17,069	-2.6%
		Group	982	984	-0.3%	982	983	-0.1%
		(VoIP)	1,972	505	290.8%	1,972	1,701	15.9%
	(2)	Broadband	7,090	6,714	5.6%	7,090	6,953	2.0%
	(3)	IPTV	1,312	694	88.9%	1,312	1,172	11.9%
	(4)	Nespot	291	340	-14.4%	291	296	-1.7%
	(5)	WiBro	311	184	69.2%	311	287	8.5%

	2.	Wireless	‘10-1Q	‘09-1Q	YoY	‘10-1Q	‘09-4Q	QoQ

	(1)	Subscribers (‘000)
		Gross addition	1,855	1,623	14.3%	1,855	1,551	19.6%
		Deactivation	1,503	1,440	4.4%	1,503	1,439	4.5%
		Net addition	352	182	93.2%	352	112	213.9%
		Churn rate (%)	2.9%	2.8%	1.7%	2.9%	2.7%	6.5%
			15,368	14,547	5.6%	15,368	15,016	2.3%

	(2)	ARPU (won)
		Monthly base fee	13,398	12,600	6.3%	13,398	13,066	2.5%
		Airtime charge	9,228	9,481	-2.7%	9,228	9,874	-6.5%
		VAS / others	1,202	1,531	-21.5%	1,202	1,332	-9.8%
		Data	7,399	6,431	15.1%	7,399	7,218	2.5%
		Interconnection revenue	4,734	4,627	2.3%	4,734	4,859	-2.6%
		Excluding interconnection	31,227	30,042	3.9%	31,227	31,490	-0.8%
		Including interconnection	35,961	34,669	3.7%	35,961	36,349	-1.1%

* Wireless ARPU was calculated based on revenue from the “Guidance” material, excluding activation fee.